Exhibit 99.1

FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer”).

Trading Symbol: IMCC

Date: September 23, 2022

1.	New Options Granted:

Date of Grant: September 19, 2022

	Position
	(Director/
	Officer/					No. of
	Employee/					Options
	Consultant/	Insider	No. of			Granted in
	Management	Yes or	Optioned	Exercise	Expiry	Past 12
Name of Optionee	Company	No?	Shares	Price	Date	Months
Employees and/or Consultants of the Issuer	Employees	No	13,500	$0.60	September 19, 2027	65,000
Employees and/or Consultants of a Subsidiary	Employees	No	11,500	$0.60	September 19, 2027	23,500
Directors and/or Officers of the Issuer	Directors	Yes	180,000	$0.60	September 19, 2027	50,000

Total Number of optioned shares proposed for acceptance: 205,000.

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

January 2015

2.	Other Presently Outstanding Options:

Name of Optionee	No. of Optioned Shares(1)	Exercise Price	Original Date of Grant	Expiry Date
Employees and/or Consultants of the Issuer	18,500	$1.21	June 6, 2022	June 6, 2027
Employees and/or Consultants of a Subsidiary	10,000	$1.21	June 6, 2022	June 6, 2027
Employees and/or Consultants of the Issuer	9,000	$2.73	April 4, 2022	April 4, 2027
Employees and/or Consultants of a Subsidiary	10,000	$2.73	April 4, 2022	April 4, 2027
Directors and/or Officers of the Issuer	50,000	$2.73	April 4, 2022	April 4, 2027
Employees and/or Consultants of the Issuer	5,000	$4.62	December 27, 2021	December 27, 2026
Employees and/or Consultants of a Subsidiary	3,500	$4.62	December 27, 2021	December 27, 2026
Employees and/or Consultants of the Issuer	10,166	$4.50	September 27, 2021	September 27, 2026
Employees and/or Consultants of a Subsidiary	3,300	$34.55	July 9, 2021	September 27, 2022
Directors and Officers of the Issuer	1,168,715	$5.87	May 19, 2021	May 19, 2026
Employees and Consultants of the Issuer	232,166	$5.87	May 19, 2021	May 19, 2026
Directors and/or Officers of a Subsidiary	520,000	$10.02	March 18, 2021	March 18, 2026
Employees and/or Consultants of a Subsidiary	155,000	$10.02	March 18, 2021	March 18, 2026
Directors and/or Officers of the Issuer	180,000	$10.00	February 28, 2021	February 28, 2026
Employees and/or Consultants of the Issuer	5,500	$10.00	February 8, 2021	February 8, 2026
Employees and/or Consultants of the Issuer	10,000	$8.56	December 15, 2020	December 15, 2025
Employees and/or Consultants of a Subsidiary	25,000	$7.12	October 23, 2020	October 23, 2025
Employees and/or Consultants of the Issuer	3,750	$7.12	October 23, 2020	October 23, 2025
Employees and/or Consultants of the Issuer	13,750	$5.80	July 17, 2020	July 17, 2025
Employees and/or Consultants of the Issuer	187,500	$4.00	June 9, 2020	June 9, 2025
Employees and/or Consultants of a Subsidiary	31,250	$4.00	June 9, 2020	June 9, 2025
Directors and/or Officers of the Issuer	190,000	$4.00	June 9, 2020	June 9, 2025
Employees and/or Consultants of the Issuer	141,225	$1.60	October 11, 2019	January 4, 2029
Directors and/or Officers of the Issuer	550,000	$1.60	October 11, 2019	January 4, 2029
Employees and/or Consultants of the Issuer	100,000	$1.60	October 11, 2019	September 11, 2029
Directors and/or Officers of the Issuer	675,000	$1.60	October 11, 2019	September 11, 2029
Directors and/or Officers of the Issuer	62,500	$1.60	October 11, 2019	April 7, 2029
Employees and/or Consultants of the Issuer	2,500	$1.60	October 11, 2019	May 13, 2029
Employees and/or Consultants of the Issuer	55,000	$1.60	October 11, 2019	August 11, 2029
Directors and/or Officers of a Subsidiary	37,500	$1.60	October 11, 2019	July 30, 2029
Employees and/or Consultants of the Issuer	4,000	$4.20	October 11, 2019	October 9, 2022

(1) Set out number of optioned shares for each grant with different terms.

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

January 2015

3.	Additional Information

(a)
If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held. July 28, 2021

(b)	State the date of the news release announcing the grant of options. N/A

(c)	State the total issued and outstanding share capital at the date of grant or amendment 74,582,821 common shares

(d)
State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options. 6.26%

(e)	If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan. 2,783,460

(f)	If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. N/A

(g)	Describe the particulars of any proposed material changes in the affairs of the Issuer. N/A

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

January 2015

4.	Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

September 23, 2022.

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

January 2015